Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached is a presentation used by TD Banknorth Inc. at the Banc Analysts Association of Boston 2005 Conference on November 3, 2005.

BancAnalysts Association of Boston 2005 Conference November 3, 2005 William J. Ryan Chairman, President and CEO Building on Strength

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth's operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth's periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth's forward-looking statements. TD Banknorth does not undertake any obligation to update these forward- looking statements to reflect events or circumstances that occur after the date on which such statements were made. Note on Forward-Looking Information

Who is TD Banknorth Inc.? Headquartered in Portland, Maine Approximately 55% owned by TD Bank Financial Group (TD) $32 billion in assets as of 9/30/05 More than 1.3 million households throughout New England and upstate New York Over 7,800 employees Diversified loan and deposit base with emphasis on retail and commercial banking, investments and insurance Community-banking model based on local decision-making and superior service Poised for growth

Solid Financial Services Franchise in New England and New York Nearly 400 branches and over 550 ATMs 28 Wealth Management Group offices 71 Bancnorth Investment Group offices* 23 Banknorth Insurance Group offices Current TD Banknorth Branch Locations 61 Maine 75 New Hampshire 154 Massachusetts 44 Connecticut 36 Vermont 27 New York *Based on number of reps. housed in the branches as well as in centralized locations. In association with Bancnorth Investment Group Inc., a subsidiary of PrimeVest Financial Services, Inc.

Community Banking Model Bank presidents in each state responsible for all major decisions affecting their customers and communities; Local decision-making authority and loan authority; React and make decisions quickly; Superior local service; Target both the middle/small business commercial market and consumer market; Deposit gathering focused on core deposits; Cross sell additional services including insurance and investments.

TD Bank Financial Group Overview

TD Banknorth Inc.

Q3 2005 Business Segment Earnings Mix[1]



TD Securities (Wholesale)
$130
TD Waterhouse (Wealth)
$99
TD BNK (U.S. P&C)
$70
$434
TD Canada Trust
(Personal & Commercial)

Four main business segments:

Personal and Commercial Banking
- #1 or #2 market share in most retail products
- 10 million customers, including 4.5 million on-line customers
- Over 1,000 branches across Canada
- About 2,400 automated banking machines

Wealth Management
- #1 in discount, #1 in private investment counsel and #2 in estates and trusts
- TD Waterhouse - #1 discount brokerage in Canada
- TD Waterhouse USA - top 5 discount brokerage in the US, 143 branches

Wholesale Banking
- A leading Canadian full service corporate and investment bank
- Serving corporate, government and institutional clients globally

TD Banknorth
- U.S. based personal, small business and commercial bank

1. Before the amortization of intangibles and items of note disclosed on page 1 of the Q3 2005 TD Bank Financial Group Report to Shareholders. Net income before the amortization of intangibles and related terms used in this presentation are not defined items under Canadian GAAP and may not be comparable to similar terms used by other issuers. See page 13 of the TDBFG 2004 Annual Report for an explanation of how TD Bank reports and a reconciliation to reported (Canadian GAAP) results.

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An Example of How Being Part of TD Helps TD Banknorth In Q3 2005, TD Banknorth issued $229 MM in subordinated debt in Canada in a private placement. The sub debt qualified as Tier 2 capital and improved TD Banknorth's Total Risk Based Capital ratio by approximately 100 basis points. TD Bank Financial Group ("TD") guaranteed the debt thereby allowing us to lower our funding costs by approximately 6.3 basis points. In addition, underwriting costs were significantly lower as the issue was marketed directly in Canada. Overall, we estimate that by working with TD and TD Securities on the private placement, TD Banknorth's funding cost was effectively lowered by approximately $425 thousand per year.

Consistently Strong Performance 10 consecutive years of operating EPS growth; Strong profitability 29% cash ROE as of 9/30/05 51% cash efficiency ratio as of 9/30/05 Consistent, strong core loan and deposit growth; Low-risk fee income growth with emphasis on loan and deposit fees, investment and insurance agency revenue; Superior asset quality.

Strong Loans & Deposit Growth Loans 2000 10.8 2001 12.7 2002 14.1 2003 16.3 2004 18.6 2004 5-yr. CAGR 13.6% Loans $ Billions Deposits 2000 12.1 2001 14.2 2002 15.7 2003 17.9 2004 19.2 2004 5-yr. CAGR 10.4% Deposits $ Billions 8.57% 7.97% 6.69% 5.29% 5.65% 4.13% 3.51% 2.05% 1.08% 1.34% Loan and Lease Yields Interest-Bearing Deposit Rates

Other Income Growth and Improved Efficiency Other income 2000 226.6 2001 239.2 2002 267.2 2003 324.7 2004 347.5 2004 5-yr. CAGR 12.7% Noninterest income (excluding securities gains/(losses) $ Millions Efficiency ratio 2000 0.5281 2001 0.5219 2002 0.5248 2003 0.5094 2004 0.504 Cash efficiency ratio Cash Efficiency Ratio excludes securities gains/(losses), merger and consolidation costs, prepayment penalties on borrowings, and amortization of intangible assets.

Strong Asset Quality Total Assets 2000 0.0037 2001 0.0039 2002 0.0029 2003 0.0024 2004 0.0028 NPA's as a % of Total Assets Average Loans 2000 0.0024 2001 0.0033 2002 0.0029 2003 0.0024 2004 0.0021 Net charge-offs as a % of Avg. Loans NPA's as a % of Total Assets have remained relatively stable while Total Assets have increased by 57% from 2000-2004.

Solid Earnings Growth Net Income 2000 252 2001 267 2002 312 2003 362 2004 402 Cash Operating Earnings* $ Millions 2004 5-yr. CAGR 11.4% * Earnings excluding merger and consolidation costs, deleveraging losses and the amortization of identifiable intangible assets.

2000 2001 2002 2003 2004 Excl. Merger/Consolidation Costs 1.74 1.88 2.09 2.21 2.31 GAAP 1.32 1.68 1.99 2.15 1.75 Cash Operating Earnings* GAAP * Earnings excluding merger and consolidation costs, deleveraging losses and the amortization of identifiable intangible assets. EPS Growth Per Diluted Share

Net Interest Margin

History of Successful Acquisitions Acquisitions are a core competency TD Banknorth utilizes a disciplined and conservative acquisition model Acquisitions must be accretive in the first full year All acquisitions have met or exceeded financial targets Completed 25 acquisitions since 1987 10 acquisitions completed since 2000 in higher growth markets of Massachusetts and Connecticut 11 insurance agency acquisitions since 1997. Same integration team has been working together for the past 15 years

What Differentiates TD Banknorth? Strong management team with a proven track record. We do what we say we'll do. Well-positioned for both organic and acquisition growth in higher growth markets in the Northeast. Access to capital to implement growth strategy as part of TD. Superior asset quality.

Hudson United Overview

Litchfield Hartford Tolland Windham New London Middlesex New Haven Fairfield Hudson United TD Banknorth ME NY NH VT MA CT NJ PA RI Hartford Philadelphia Boston Significant Expansion in CT and Natural Extension into the Mid-Atlantic Region

TD Banknorth views Hudson United as an ideal entry point into several key markets. Very similar strategy to BNK's successful entries into Connecticut and Massachusetts. Hudson United will provide a springboard for BNK to grow market share in the Mid-Atlantic region through future acquisitions and de novo expansion. TD Banknorth is familiar with the competitors in Hudson United's markets and has successfully competed with them in other regions. Source: SNL Financial. Data as of June 30, 2004. Rank excludes institutional deposits. Includes Bergen, Passaic, Essex and Hudson counties. Includes Orange, Dutchess, Westchester, Putnam, Ulster, Rockland and Sullivan counties. Hudson United Provides an Ideal Entry Point and a Springboard for TD Banknorth to Grow Deposit Share in Attractive Markets

Hudson United Provides TD Banknorth with a Presence in More Affluent and Higher Growth Markets Highly Populated Markets Median Household Income (2004) Source: SNL Financial. All data presented is weighted average by deposits at the county level. Northern New Jersey consists of Bergen, Passaic, Essex and Hudson counties. Projected population change from 2004-2009. Median Household Income Amount Hudson United 62827.8509286489 TD Banknorth 54930.2035298924 Fairfield County 72694 New Jersey 61779 U.S. 46475

Creates state-wide Connecticut deposit franchise: Adds 42 branches and $1.6 billion of deposits in Connecticut; Fairfield county deposits of $757 million in 19 branches; Pro forma, #6 ranked bank in CT with $4.1 billion in deposits, up from #8. Adds $1.3 billion to BNK's existing New York franchise to create a continuous $2.4 billion deposit branch network down the eastern part of the state; BNK has a 16-year track record of growth and gaining market share based on integration experience: Significant branch and business line investment and restructuring program; Roll out of TD Banknorth retail banking platform; Comprehensive rebranding strategy; Numerous follow-on acquisition and de novo branching opportunities. TD Banknorth is Uniquely Positioned to Make an Acquisition of Hudson United Work

Excellent strategic and operating fit: Similar community banking models and business focus will facilitate client retention; Perfect fit with TD Banknorth's regional organizational structure; Complementary commercial bank loan and deposit mix; Suburban deposit franchise. Manageable execution risk: Experienced BNK integration team; BNK has proven track record of succeeding in suburban markets such as Hudson United's; Consistent with size and scope of past acquisitions; Hudson United management to be supplemented with BNK management; BNK's consistently strong compliance record. Ability to leverage TD's expertise in Hudson United's credit card and specialty finance businesses. TD Banknorth is Uniquely Positioned to Make an Acquisition of Hudson United Work

Summary Financial Overview 1. Assumes consummation date of March 31, 2006. Includes purchase accounting and pro forma adjustments.

Update on Hudson Registration Statement filed with the SEC. Regulatory applications are in process. Integration planning going well. Shareholder votes anticipated by year end with closing in early Q1 '06. As discussed on our third quarter conference call, if we close earlier than March 31, 2006 as originally modeled, could have a $.02 impact on cash earnings in 2006.

Summary Market Expansion Opportunity Creates state-wide franchise in Connecticut Builds franchise in eastern New York state Establishes strong commercial presence in New Jersey Provides outstanding opportunity in Philadelphia TD Banknorth can Grow and Improve Hudson United's Franchise Franchise improvement and restructuring New investments where needed Advantage of TD Banknorth's products and balance sheet TD Banknorth management has proven track record of growth via acquisitions Low-Risk Transaction Hudson United is a profitable franchise with good asset quality Community banking model similar to TD Banknorth's Consistent with size and scope of past acquisitions Integration experience Sound Investment Accretive to BNK's EPS by 2007, the first full year of combined operations Strong pro forma profitability ratios and net interest margin Subject to regulatory requirements, TD intends to maintain or increase its ownership position in BNK Hudson United provides solid base from which to grow in attractive markets Summary

Questions & Answers

Appendix

Value per Hudson United share: $42.78 (1) Aggregate transaction value: Stock component: Cash component: $1.9 billion (1) Approximately 32.4 million BNK shares Approximately $942 million (funded by selling approximately 29.6 million BNK shares to TD at $31.79 per share) Consideration mix: Approximately 51% stock / 49% cash to Hudson United's shareholders(2); transaction funded with 100% stock from BNK's perspective Structure: Tax-free re-organization for stock component; cash / stock value equalization election mechanism Estimated initial cost savings: 25% of Hudson United's core operating expense base, fully phased-in by 2007 Additional retail franchise investment and related revenue enhancements: Retail franchise investment: $7.5 million (after tax) in 2006 and $10.0 million (after tax) in 2007 Revenue enhancements: Initial $9 million (after tax) in 2007 Restructuring charge: $86 million, after tax (approximately 4.5% of deal value) Required approvals: Hudson United and BNK shareholder approvals Customary regulatory approvals Expected closing: First quarter 2006 Summary of Significant Terms and Assumptions Based on BNK's closing price of $29.96 on July 11, 2005. Actual allocation will depend upon final exchange ratio.

Transaction Pricing and Comparables Includes all U.S. bank and thrift acquisitions since January 1, 2003 with deal value between $1 billion and $10 billion. Excludes merger of equals transactions. Based on BNK closing price of $29.96 on July 11, 2005. Current year earnings represent the target's earnings estimate per First Call for the full calendar year in which the transaction is announced. Excluding the impact of landfill gas projects on Hudson United's 2005E EPS per First Call, transaction P/E would be 16.8x. Hudson United's stated tangible book value at March 31, 2005. Core deposits exclude CDs over $100,000.

The acquisition of Hudson United is accretive to BNK's EPS by 2007, the first full year of combined operations Note: Consummation date assumed to be March 31, 2006. Excludes impact of one-time merger-related charges. 1. Based on median First Call estimates for 2006. 2007 GAAP estimates apply 10% growth rate to 2006 GAAP EPS. Hudson United earnings exclude impact of landfill gas projects. 2. Cost savings phased in 90% in 2006 and 100% in 2007. 3. Assumes BNK repurchases its stock at close of transaction to target a 5.10% tangible equity / tangible assets ratio. Assumes 4.5% pre-tax cost of cash. Pro Forma Impact - Net Income

Source: Company filings. Data as of or for the quarter ended March 31, 2005. Note: Combined numbers do not include purchase accounting or pro forma adjustments. Hudson United Has a Commercial Bank Deposit Base That is Similar to TD Banknorth's

Source: Company filings. Data as of or for the quarter ended March 31, 2005. Note: Combined numbers do not include purchase accounting or pro forma adjustments. C&I Loans Comprise 45% of Hudson United's Total Loan Portfolio

Strong Asset Quality Source: Company filings. Data as of or for the quarter ended March 31, 2005. Note: Combined numbers do not include purchase accounting or pro forma adjustments. 1. Annualized.

Cash / Stock Value Equalization Structure 1. Final exchange ratio will be based on the average closing price of BNK common stock during the ten-trading day period ending on the fifth trading day before the closing date. 2. BNK's closing price on July 11, 2005.

						YTD
(In thousands, except per share data)	2000	2001	2002	2003	2004	Sept 2005
Net income before extraordinary item and cumulative effect of accounting change	$191,734	$242,982	$298,638	$350,759	$304,643	$218,414
Add back merger and consolidation costs, net of tax Merger related	27,305	2,460	7,486	5,710	40,765	27,621
Securities restructuring	10,331	—	—	—	51,560	41,453
Change in unrealized loss on derivitives	—	—	—	—	—	(3,870)
Branch closings	902	1,272	(260)	(35)	—	—
Charter consolidation	—	633	2,340	—	—	—
Write-down (adjustment) of auto lease residuals	2,405	580	—	(400)	(370)	—
Contract termination — merchant processing	2,009	—	—	—	—	—

Excluding merger and consolidation costs, securities restructuring, and change in unrealized loss on derivatives	$234,686	$247,927	$308,204	$356,034	$396,598	$283,618
Amortization of intangibles, net of tax	17,423	18,434	4,220	5,815	5,608	46,781

Cash basis, excluding merger and consolidation costs, securities restructuring, change in unrealized loss on derivatives, and amortization of intangibles.	$252,109	$266,361	$312,424	$361,849	$402,206	$330,399

Diluted earnings per share, before extraordinary item and cumulative effect of accounting change	$1.32	$1.68	$1.99	$2.15	$1.75	$1.23
Effects of merger and consolidation costs, net of tax	0.30	0.07	0.07	0.03	0.23	0.15

Excluding merger and consolidation costs	$1.62	$1.75	$2.06	$2.18	$1.98	$1.38
Effects of change in unrealized loss on derivitives	—	—	—	—	—	(0.02)
Effects of deleveraging, net of tax	—	—	—	—	0.30	0.23
Excluding merger and consolidation costs, securities restructuring, and change in unrealized loss on derivatives	$1.62	$1.75	$2.06	$2.18	$2.28	$1.59

Amortization of intangibles, net of tax	0.12	0.13	0.03	0.03	0.03	0.27

Cash basis, excluding merger and consolidation costs, securities restructuring, change in unrealized loss on derivatives, and amortization of intangibles.	$1.74	$1.88	$2.09	$2.21	$2.31	$1.86

Non Interest Income	$211,188	$240,505	$274,508	$367,159	$339,799	$246,501
Net gains(losses) on sales of securities	(15,456)	1,329	7,282	42,460	(7,701)	(48,022)
Lower of cost or market adjustments	—	—	—	—	—	(7,114)
Change in unrealized loss on derivitives	—	—	—	—	—	5,954

Excluding net securities gains (losses)	$226,644	$239,176	$267,226	$324,699	$347,500	$295,683

Efficiency Ratio	61.67%	55.34%	54.10%	53.09%	60.09%	65.46%
Effects of securities gains and prepayment penalties on borrowings	1.15%	-0.08%	-0.37%	-0.69%	-5.16%	-4.01%
Effect of merger and consolidation costs	-7.48%	-0.67%	-0.64%	-0.69%	-3.88%	-3.62%
Effects of change in unrealized loss on derivitives	—	—	—	—	—	0.37%

Excluding securities gains, prepayment penalties on borrowings, change in unrealized loss on derivatives, and merger and consolidation costs	55.34%	54.59%	53.09%	51.71%	51.05%	58.20%
Effects of amortization of intangibles	-2.53%	-2.40%	-0.61%	-0.77%	-0.67%	-7.06%

Cash basis, excluding securities gains, prepayment penalties on borrowings, change in unrealized loss on derivatives, merger and consolidation costs, and amortization of intangibles	52.81%	52.19%	52.48%	50.94%	50.38%	51.14%

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This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's management uses these non-GAAP measures in its analysis of the Company's performance. These measures typically adjust GAAP performance measures to exclude the effects of charges and expenses related to the consummation of mergers and acquisitions and costs related to the integration of merged entities, as well as the amortization of intangible assets in the case of "cash basis" performance measures. These non-GAAP measures also may exclude other significant gains or losses that are unusual in nature, such as security gains and prepayment penalties incurred in connection with deleveraging strategies. Because these items and their impact on the Company's performance are difficult to predict, management believes that presentations of financial measures excluding the impact of these items provide useful supplemental information that is essential to a proper understanding of the operating results of the Company's core businesses. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Note on Non-GAAP Financial Information

This presentation may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations. TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth's directors and executive officers is available in TD Banknorth's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United's directors and executive officers is available in Hudson United's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Additional Information about the Transaction